Benjamin F. Edwards & Company, Inc.

(A Wholly Owned Subsidiary of Benjamin Edwards, Inc.)

(SEC ID: 8-68023)

Balance Sheet and Notes to Balance Sheet
as of December 31, 2023 and
Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BENJAMIN F. EDWARDS & COMPANY, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
100 S. 4th Street
Suite 300
St. Louis, MO 63102
USA

Tel: 314 342 4900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Benjamin F. Edwards & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Benjamin F. Edwards & Company, Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital and Net Capital Requirement for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Computation for Determination of Customer Reserve Requirements, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2023, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 2009.

BENJAMIN F. EDWARDS & COMPANY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 77,271,355
Securities owned, at fair value	932,525
Securities owned, at fair value - deferred compensation plan	5,714,827
Due from clearing firm	6,652,236
Property and equipment	9,869,151
Right of use asset	23,558,926
Transition bonus receivable — net of allowance for doubtful accounts of $175,000	33,182,953
Financial advisor transition receivable — net of allowance for doubtful accounts of $14,000	7,194,809
Deferred tax asset	1,616,000
Receivable from affiliates	570,835
Other	11,295,170
TOTAL	$ 177,858,787

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 16,911,647
Compensation and benefits payable	24,920,349
Deferred revenue	735,557
Securities sold not yet purchased, at fair value	858
Lease liability	26,777,338
Income taxes payable	128,188
Total liabilities	69,473,937
STOCKHOLDER'S EQUITY:	
Common stock (par value $1 per share, 30,000 shares authorized, 100 shares issued and outstanding)	100
Paid-in capital	68,958,195
Retained earnings	39,426,555
Total stockholder's equity	108,384,850
TOTAL	$ 177,858,787

See notes to balance sheet.

BENJAMIN F. EDWARDS & COMPANY, INC.

1. **ORGANIZATION AND NATURE OF BUSINESS**

Benjamin F. Edwards & Company, Inc. (the "Company"), is a wholly owned subsidiary of Benjamin Edwards, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment advisory businesses. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears on a fully-disclosed basis through Pershing, LLC ("Pershing").

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation — The balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision maker.

Use of Estimates — The preparation of the balance sheet in conformity with GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including legal and regulatory reserves, at the date of the balance sheet. Therefore, actual results could differ from those estimates and could have a material impact on the balance sheet and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturity dates of 90 days or less at the date of purchase. Due to the short-term nature of these financial instruments, fair value approximates their carrying value.

Securities Owned and Securities Sold, not yet Purchased — The Company's securities owned and securities sold, not yet purchased are carried at fair value as determined using quoted market or dealer prices.

Securities Owned - Deferred Compensation Plan — In connection with the Company's non-qualified deferred compensation plan (see Compensation and Benefits Payable below), participants can direct their annual awards into eligible investments offered and managed by a third-party administrator. The participants can claim vested awards at an amount that reflects the original award and any subsequent investment gains or losses. The Company purchases investments mirroring those directed by the plan participants in order to meet future obligations and offset any changes in value as a result of the participants' investing decisions. Investments are recorded at fair value.

Property and Equipment — Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis using estimated useful lives as follows: 10 years for furniture and fixtures; 5 years for information technology

4

equipment; and for leasehold improvements, the life of the lease including required lease periods and renewals that are deemed to be reasonably assured.

Leases — The Company enters into contracts to lease facilities and equipment to be used in its operations. At contract inception, the Company determines whether a contract contains a lease and determines the appropriate classification of the lease as either operating or finance.

Contracts containing operating leases are recorded on the balance sheet within right of use ("ROU") assets, and lease liabilities. ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term as of the lease commencement date. In addition, ROU assets also include lease payments made and exclude lease incentives and initial direct costs incurred.

Contracts containing finance leases are recognized initially in the same manner as ROU assets and liabilities; however, they are recorded on the balance sheet within ROU asset net and lease liability.

The discount rate utilized in determining the present value of future payments for leases, unless implicit in the lease contract, is determined based on the Company's collateralized incremental borrowing rate based on the information available at lease commencement.

Many of the Company's lease agreements have both lease and non-lease components, which the Company has elected to treat as a single lease component for recognition purposes.

The Company may enter into short-term leases (leases with a lease term of less than one year), which it has elected not to capitalize as assets and liabilities on the balance sheet.

Transition Bonus Receivable — Financial advisors and certain other employees are eligible to receive an advance towards a transition bonus upon joining the firm. The financial advisor signs a promissory note, which is typically amortized through a bonus award to the financial advisor or other employee over a 60 to 93 month period beginning 3 months after the financial advisor's start date. The transition bonus receivable notes are carried at net realizable value. The allowance for doubtful accounts is management's estimate of the losses within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2023, the allowance for losses is $175,000.

Financial Advisor Transition Receivable — Financial advisors are eligible to enter into an agreement with the firm to facilitate the transition of clients to another financial advisor for the purpose of retirement from the firm. The agreed to transition amount is paid to the advisor post-retirement. The financial advisor transition receivable is carried at net realizable value. The firm enters into a separate agreement with the financial advisor that receives the client relationships. This advisor agrees to a reduced commission payout until the value of the transition receivable has been recovered. The allowance for doubtful accounts is management's estimate of the losses within the receivables as of the balance sheet date based on individual analysis of the collectability of each loan. As of December 31, 2023, the allowance for losses is $14,000.

Compensation and Benefits Payable — Commissions to brokers are accrued in the month they are earned and paid on the 15th of the following month. In addition, the portion of wages and benefits earned by salaried and hourly employees in the current month, but not paid until the following month, are accrued. The Company accrued a profit-sharing contribution for 2023 of $5,600,000. Additionally, Financial advisors who meet a predetermined threshold of revenue during a given production year receive a deferred compensation award as part of our non-qualified deferred

compensation plan. Participants can direct their annual awards into eligible investments offered and managed by a third-party administrator. Any gains or losses accruing from these investment decisions will impact the ultimate amount of the awards to be received by the participants. The amount of the awards initially earned are amortized over six years, the year in which the award is earned plus a five-year vesting period. Changes in the Company's obligation due to gains and losses on the underlying investments are recorded in the period in which they occur in proportion to the amount vested. The liability for the deferred compensation plan is $4,269,565 as of December 31, 2023.

Income Taxes — The Company is included in the federal income tax return filed by the Parent. The Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates. Under the Company's tax sharing arrangement with the Parent, for consolidated tax returns, tax is allocated on a parent-down approach. The Company pays all federal and state taxes for all entities.

Recent Accounting Standards — In March 2023, the Financial Accounting Standards Board issued ASU 2023-01, related to Leases (ASU 2016-02), in response to concerns about applying ASC 842 arrangements between entities under common control. The amendments in the exposure draft would allow certain non-public entities with common control leasing arrangements to elect a practical expedient to determine if a lease exists and if so, the classification of and accounting for that lease. The new guidance is effective for fiscal years beginning after December 15, 2023. The Company does not have any common control leasing arrangements and will not be impacted by the new guidance.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statements, however, it does not expect this update to have an impact on its financial condition or results of operations.

3. **STOCK INCENTIVE PLAN**

The Parent adopted a Stock Incentive Plan ("Plan") to assist in recruiting, retaining and rewarding employees, directors and financial advisors. The Plan allows the Parent to award stock options, stock appreciation rights and other stock-based awards, including, but not limited to, restricted stock. Two million shares have been authorized under the Plan. The Parent has entered into commitments to grant stock under the Plan. The service period and vesting requirements for each stock grant commitment is determined by a committee that is comprised of the Parent's Board of

Directors and appointees of the Board of Directors. The 2023 share awards have a vesting period of five years.

4. PROPERTY AND EQUIPMENT

At December 31, 2023, property and equipment consisted of:

Leasehold improvements	$17,859,329
Furniture and fixtures	7,825,590
Information technology equipment	2,647,646
Fixed assets not placed in service	371,974
Total	28,704,539
Less accumulated depreciation and amortization	(18,835,388)
Total property and equipment — net	$ 9,869,151

5. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities and rely on management's own assumptions.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following is a description of the valuation methodologies used for securities measured at fair value, based on statement of financial condition classification.

Securities Owned and Securities Sold, not yet Purchased — Securities owned and securities sold, not yet purchased consists of exchange-traded equity securities such as mutual funds and exchange traded funds. Exchange-traded equity securities are generally valued based on quoted prices from

the exchange. To the extent these securities are actively traded, they are classified as level 1 of the fair value hierarchy, or otherwise they are classified as level 2. The Company's definition of actively traded is based on average daily volume and other market trading statistics.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Company's net assets as of December 31, 2023 is as follows:

| | Valuation Inputs | | | |
	Level 1	Level 2	Level 3	Total
Securities Owned:				
CD's	$ -	$ 6,008	$ -	$ 6,008
Common Stock	194,281	-	-	194,281
Corporate Bonds	-	68	-	68
ETF's	9,358	-	-	9,358
Government Bonds	-	61,609	-	61,609
Municipal Bonds	-	658,600	-	658,600
Mutual Funds	5,717,365	-	-	5,717,365
Unit Investment Trusts	-	63	-	63
Total	$ 5,921,004	$ 726,348	$	$ 6,647,352

| | Valuation Inputs | | | |
	Level 1	Level 2	Level 3	Total
Securities Sold, Not Yet Purchased:				
Government Bonds	-	858	-	858
Total	$	$ 858	$	$ 858

The Company did not have any liabilities that were measured at fair value on a recurring basis other than securities sold not yet purchased and deferred compensation, which is included in compensation and benefits payable, at December 31, 2023. During the year ended December 31, 2023, no transfer of securities between levels 1 through level 3 occurred.

6. INCOME TAXES

Net deferred tax assets consist of the following as of December 31, 2023:

Deferred tax assets:		
Net operating loss carryforward	$	739,000
Non-qualified deferred compensation		1,057,000
Capitalized Software		78,000
Deferred revenue		192,000
Lease liability		6,983,000
Amortization of restricted stock		1,098,000
Other		52,000
Total deferred tax assets, net		10,199,000
Deferred tax liabilities:		
Prepaid expenses		(588,000)
Depreciation		(1,851,000)
Right of use asset		(6,144,000)
Total deferred liabilities		(8,583,000)
Total deferred taxes, net	$	1,616,000

As of December 31, 2023, the Company's deferred tax assets are primarily the result of prior year net operating loss carryforwards and amortization of restricted stock awards and the ROU Asset and Lease Liability. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets and concluded no valuation allowance be recorded as of the current reporting date. The Company has various state net operating loss carryforwards, which, if unused, will expire starting in 2027.

The Company's effective income tax rate for December 31, 2023 differs from the federal statutory rate due principally to state taxes, deductions related to vested restricted stock and permanently non-deductible items.

As of December 31, 2023, the Company did not have any material unrecognized tax benefits.

The Company is included in its Parent's federal consolidated tax return and various state consolidated income tax returns. The Company also files several state income tax returns separate from its Parent. All required initial tax returns were filed for the period ended December 31, 2009. Subsequent returns have been filed for all periods thereafter. Such returns, if selected, could be subject to Federal and various state tax examinations. The federal tax returns from tax years 2020 through 2023 and state tax returns from tax years 2019 through 2023 remain open to examination by significant domestic taxing jurisdictions to which the Company is subject. NOLs generated by the Company are open to examination until the expiration of the statues of limitations for the years when the NOLs are utilized. As of December 31, 2023, there were no material outstanding tax-related balances due to or due from Parent.

7. **LEASES**

The Company enters into leases for real estate and equipment. Real estate leases are for home office space and branch locations. Real estate leases have remaining lease terms of less than one year to 7.33 years. Many of the Company's leases include options to extend the leases, typically on a month to month basis or for set periods for up to 5 years. Many leases also include options to terminate the leases within one year or per other contractual terms.

Supplemental information related to leases as of December 31, 2023 are as follows:

Right of Use Assets Obtained in Exchange for Lease Obligations

Operating Leases	$	3,265,426
Finance Leases		162,501

Right of Use Asset

Operating leases	$	22,932,737
Finance leases		626,189
Total right of use asset	$	23,558,926

Weighted Averages

Weighted average remaining lease term (years):	
Operating leases	5.31
Finance leases	3.22
Weighted average discount rate:	
Operating leases	2.97%
Finance leases	4.04%

Lease Payments Due Related to Lease Liability

	Operating	Finance	Total
2024	$ 6,836,618	$ 261,116	$ 7,097,734
2025	5,835,758	205,461	6,041,219
2026	4,951,782	150,394	5,102,176
2027	4,127,867	77,353	4,205,220
2028	2,914,550	16,279	2,930,829
Later years	4,838,279	-	4,838,279
Total	$ 29,504,854	$ 710,603	$ 30,215,457
Imputed interest	(3,349,352)	(88,767)	(3,438,119)
Total Lease Liability	$ 26,155,502	$ 621,836	$ 26,777,338

8. CONTINGENT LIABILITIES

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through Pershing's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

The Company's principal transactions relate only to matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. These unmatched positions are held short-term.

The Company has provided a guarantee to Pershing. Under the agreement, the Company has agreed to indemnify Pershing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the balance sheet for these contingent liabilities.

The Company has obtained letters of credit in favor of various lessors related to certain of the Company's branch office locations in lieu of security deposits. As of December 31, 2023, there were $31,481 of undrawn outstanding bank letters of credit.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

9.   **RELATED PARTY TRANSACTIONS**

The Company pays the income tax liability and incurs certain expenses on behalf of affiliates which are included in payable to affiliates on the balance sheet. At December 31, 2023, the balance includes a receivable of $297,365 due from its Parent, a receivable of $277,648 due from its affiliate, Benjamin F. Edwards Wealth Management, LLC ("EWM"), a wholly owned subsidiary of the parent, and a payable of $4,177 due to its affiliate, B. F. Edwards and Company, LLC, a wholly owned subsidiary of the Parent. Effective January 1, 2019, the Company entered into an intercompany expense sharing agreement with EWM for services and support provided.

Benjamin F. Edwards IV, Chief Executive Officer of the Company is on the Board of Directors of Cass Commercial Bank ("Cass Bank"). The Company has cash on deposit in a Cass Bank money market demand account of $4,935,451 as of December 31, 2023. Interest received on this account is earned at the standard money market rate for Cass Commercial Bank customers.

A member of the Parent's Board of Directors is the Chief Executive Officer and Chief Investment Officer of Confluence, an investment management firm, that Benjamin F. Edwards & Company, Inc. utilizes.

10.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000. The Rule also requires that equity capital may not be withdrawn or distributions paid to the Parent if the Company's net capital is less than 120% of minimum net capital or $300,000. At December 31, 2023, the Company had net capital of $44,848,928, of which $44,598,928 was in excess of the minimum required. The Company has a proprietary account of brokers and dealers agreement with Pershing which allows the Company to treat the balance with Pershing as an allowable asset under SEC Rule 15c3-1.

11.   **SUBSEQUENT EVENTS**

The Company determined there were no subsequent events that would require disclosure or adjustments to the accompanying financial statement through the date the financial statement was issued.

* * * * * *

BENJAMIN F. EDWARDS & COMPANY, INC.

**SCHEDULE h — COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023**

NET CAPITAL:

Stockholder's equity	$ 108,384,850
Deductions and or charges — nonallowable assets:	
Property and equipment	9,869,151
Transition bonus receivable	33,182,953
Financial advisor transition receivable	7,194,809
Deferred tax asset	1,616,000
Receivable from affiliates	570,835
Other	10,165,954
Total non-allowable assets	62,599,702
Haircuts on securities owned	931,848
Additional charges for customers' and noncustomers' security accounts	4,372
Total deductions and or charges	63,535,922
NET CAPITAL	$ 44,848,928

NET CAPITAL REQUIREMENT:

2% of combined aggregate debit items as shown in Formula for Reserve Requirements	$ -
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 44,598,928

Note:

There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS Report, Part II, Form X-17A-5, as of December 31, 2023 and filed on January 25, 2024.

BENJAMIN F. EDWARDS & COMPANY, INC.

SCHEDULE j and m — COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2023

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3:
    The Company is exempt from computation of reserve requirements according to the provisions of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3:
    The Company is exempt from possession and control requirements according to the provisions of Rule 15c3-3(k)(2)(ii).